# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

04034288

# FORM 11-K/A
# (Amendment No. 1)



☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2003**

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Transition Period From _____ to ____**

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Microsoft Corporation**

**One Microsoft Way**

**Redmond, Washington 98052-6399**

**REQUIRED INFORMATION**

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

This Amendment No. 1 to the Form 11-K filed for the Plan on June 24, 2004 is filed solely for the purpose of filing a revised Report of Independent Registered Public Accounting Firm and a related Consent of Independent Registered Public Accounting Firm. No changes have been made to the financial statements that appeared in the Form 11-K filed on June 24, 2004.

## SIGNATURES

*The Plan*. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: July 8, 2004

Scott Di Valerio
Member of 401(k) Administrative Committee

Ken DiPietro
Member of 401(k) Administrative Committee

**APPENDIX 1**

# MICROSOFT CORPORATION
# SAVINGS PLUS 401(k) PLAN

FINANCIAL STATEMENTS FOR THE
THREE YEARS ENDED DECEMBER 31, 2003,
SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

# MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

## TABLE OF CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Microsoft Corporation Savings Plus 401(k) Plan
Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Seattle, Washington
June 15, 2004

# MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| ASSETS: | | |
| Investments held by trustee, at fair value: | | |
| Microsoft Corporation Stock Fund | $ 929,463,791 | $ 907,876,911 |
| Fidelity Magellan Fund | 197,976,957 | 144,263,308 |
| Fidelity Growth Company Fund | 246,565,379 | 146,017,622 |
| Fidelity Retirement Money Market Portfolio | 97,205,367 | 93,629,500 |
| Fidelity Overseas Fund | 164,707,008 | 40,642,728 |
| Fidelity Intermediate Bond Fund | 87,881,803 | 73,751,545 |
| Janus Worldwide Fund | 0 | 68,627,195 |
| Fidelity Contrafund | 77,730,633 | 38,510,244 |
| PIMCO Total Return Fund (Inst) | 74,416,441 | 50,776,521 |
| Vanguard Value Index Fund (Inst) | 52,377,183 | 25,693,826 |
| Vanguard Inst Index Fund (Inst Plus) | 196,068,061 | 124,723,753 |
| Vanguard Growth Index Fund (Inst) | 14,280,300 | 0 |
| WF Large Company Growth Inst | 0 | 5,574,907 |
| ING International Value Fund (Inst) | 9,101,568 | 0 |
| Artisan Mid Cap Fund | 73,699,050 | 30,351,321 |
| Janus Balanced Fund | 0 | 45,149,929 |
| Fremont Institutional US Micro Cap Fund | 83,100,259 | 36,978,019 |
| Oakmark Equity & Income Fund | 136,116,675 | 34,108,598 |
| Royce Low Priced Stock Fund | 81,766,446 | 29,875,573 |
| Participant loans receivable | 25,968,238 | 21,337,965 |
| Total investments | 2,548,425,159 | 1,917,889,465 |
| Uninvested cash | 3,544,490 | 719,896 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 2,551,969,649 | $ 1,918,609,361 |

See accompanying notes.

# MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THREE YEARS ENDED DECEMBER 31, 2003

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| ADDITIONS: | | | |
| Net investment income: | | | |
| Interest and dividends | $ 27,645,182 | $ 14,649,705 | $ 13,854,933 |
| Net appreciation (depreciation) in fair value of investments | 338,010,036 | (469,605,873) | 261,463,853 |
| Total net investment income (loss) | 365,655,218 | (454,956,168) | 275,318,786 |
| Contributions: | | | |
| Participant | 277,771,621 | 249,608,320 | 218,971,310 |
| Employer | 92,602,681 | 85,630,551 | 72,057,198 |
| Total contributions | 370,374,302 | 335,238,871 | 291,028,508 |
| Total additions (deductions) | 736,029,520 | (119,717,297) | 566,347,294 |
| DEDUCTIONS: | | | |
| Benefits paid to participants | 106,756,413 | 111,666,831 | 106,071,185 |
| TRANSFERS | 4,087,181 | 36,077,774 | 0 |
| CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS | 633,360,288 | (195,306,354) | 460,276,109 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | | |
| Beginning of year | 1,918,609,361 | 2,113,915,715 | 1,653,639,606 |
| End of year | $2,551,969,649 | $ 1,918,609,361 | $ 2,113,915,715 |

See accompanying notes.

## NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is a defined contribution plan. Effective July 1, 2003, eligible employees of Microsoft Corporation (the Company) who have reached 18 years of age may enroll at any time; entry dates are the 1st and 16th of the month following enrollment. Prior to July 1, 2003, entry dates were the 1st of the month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Plan 401(k) Administrative Committee, which consists of the Corporate Vice President of Human Resources, Corporate Vice President responsible for Tax and Audit, and Corporate Vice President and Corporate Controller. This summary explains the highlights of the Plan. For complete information regarding Plan provisions, participants should refer to the Plan Document.

In September 2003, the Plan was amended to add a Employee Stock Ownership Plan ("ESOP") feature for the benefit of persons eligible to participate in the Plan. This feature allows employees the option to receive a cash dividend payout or to reinvest the dividend on shares of Microsoft common stock invested in the Microsoft Corporation Stock Fund. Employees not part of the Microsoft controlled group, such as MSNBC Interactive News L.L.C. and Microsoft-Health, LLC, are not eligible to be part of the ESOP. Instead, dividends paid on contributions and the earnings that accumulate on those contributions that are invested in the Microsoft Corporation Stock Fund will automatically be reinvested in the Microsoft Corporation Stock Fund.

**Contributions:** Participants may contribute from 1% to 25% of their eligible pre-tax compensation, tax deferred, through payroll deductions subject to regulatory limitations. Participants may also contribute from 1% to 7% of their eligible after-tax compensation through payroll deductions. Participant contributions may be suspended at any time. Contributions may be reinstated at any subsequent entry date.

As of July 1, 2002, participants reaching 50 years of age or older may contribute an additional 1% to 25% of their eligible pre-tax compensation, tax deferred, through payroll deductions subject to regulatory limitations. These Catch-up contributions are not matched by Microsoft.

The Company makes a matching contribution each pay period equal to 50% of a participant's pre-tax contributions up to a 6% contribution rate. The maximum company match is 3% of the participant's eligible compensation.

**Participant Accounts:** Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Vesting:** Effective March 2, 2000, Employee and Company contributions are both immediately 100% vested.

**Distributions:** Active participants may make a withdrawal from cumulative salary deferrals, after-tax contributions and after-tax contribution earnings if the Plan Administrator determines a withdrawal is necessary to avoid a financial hardship; or, if the participant is at least 59-1/2 years of age, a withdrawal may be made from the vested portion of their account. Distributions may also occur if the participant retires, becomes permanently disabled, dies, or terminates employment. Distributions of investments in the Company's common stock may be taken in the form of common stock.

**Forfeiture:** Prior to March 2, 2000, any non-vested interest of a terminated employee shall not be forfeited to the Plan until a one-year period of severance service has passed or the employee receives a distribution of their entire vested interest in the Plan, whichever occurs first. The Plan allows forfeited amounts to be used to reduce the Company matching contribution for the subsequent year. If a terminated employee is re-employed before five consecutive one-year periods of severance have passed, the forfeited amount will be reinstated to the individual's account.

**Administrative expenses:** Expenses for administration of the Plan are paid by the Company.

**Plan amendment and termination:** The Company has the right to modify, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, account balances will be fully vested and will be distributed in the form and manner determined by the Plan Administrator.

**Use of estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

**Valuation of investments and participant loans:** Investments in funds are recorded at fair value based on quoted prices. Participant loans are recorded at principal balance, which is not materially different from fair value. Security transactions are accounted for as of settlement date, although the resulting difference compared to the trade date is immaterial. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

## NOTE 2: INVESTMENTS

Fidelity Investments (Fidelity) is trustee of the Plan. All Plan investments are held by Fidelity. Participants direct the investment of their contributions and the Company's contributions into the various investment options offered by the Plan. Plan participants may invest in the following funds. As with any mutual fund, there is no assurance that the funds' goals, as summarized below based on information made available by Fidelity, will be achieved. Fidelity and non-Fidelity fund prospectuses contain full descriptions of each mutual fund listed. Some of these investments represent 5% or more of the net assets available for benefits.

**Microsoft Corporation Stock Fund:** The Microsoft Corporation Stock Fund consists entirely of the Company's common stock.

**Fidelity Magellan Fund:** The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer above-average growth potential. The fund seeks long-term capital appreciation.

**Fidelity Growth Company Fund:** The Fidelity Growth Company Fund invests mainly in common stocks of companies with above-average growth potential. The fund seeks long-term capital appreciation.

**Fidelity Retirement Money Market Portfolio:** The Fidelity Retirement Money Market Portfolio strives to maintain a stable $1 share price while its yield will fluctuate with changes in market conditions. The fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

**Fidelity Overseas Fund:** The Fidelity Overseas Fund invests mainly in securities of issuers whose principal business activities are outside the U.S. The fund seeks long-term capital growth.

**Fidelity Intermediate Bond Fund:** The Fidelity Intermediate Bond Fund consists of investment-grade fixed income obligations with an average maturity of three to ten years. The fund seeks a high level of current income.

**Fidelity Contrafund:** The Fidelity Contrafund invests mainly in U.S. and foreign common stocks that the fund's manager believes are undervalued. The fund seeks long-term capital growth.

**PIMCO Total Return Fund (Institutional Class):** The PIMCO Total Return Fund (Administrative Class) invests in all types of bonds with an average portfolio duration of three to six years. The fund seeks a high total return that exceeds general bond market indices.

**Vanguard Value Index Fund (Institutional Class):** The Vanguard Value Index Fund strives to provide the potential for long-term growth of capital and dividends by matching the performance and risk of the Standard & Poor's/BARRA

Value Index. This fund's proportion is approximately the same proportion as all the stocks in the Standard & Poor's/BARRA Value Index.

**Vanguard Institutional Index Fund (Institutional Plus Class):** The Vanguard Institutional Index Fund is a growth and income index mutual fund that seeks long-term growth of capital and income from dividends. The fund holds all 500 stocks that make up the S&P 500 Index in proportion to their weighting in the index.

**Vanguard Growth Index Fund (Institutional Class):** The Vanguard Growth Index Fund provides the potential for long-term growth of capital by matching the performance and risk of the MSCI U.S. Prime Market Growth Index.

**ING International Value Fund (Institutional Class):** The ING International Value Fund seeks to provide long-term capital appreciation by investing internationally.

**Artisan Mid Cap Fund:** The Artisan Mid Cap Fund invests in a diversified portfolio of stocks of mid-sized companies that exhibit franchise characteristics. This fund seeks to provide maximum long-term capital growth.

**Fremont Institutional US Micro Cap Fund:** The Fremont Institutional US Micro Cap Fund invests in at least 65% of its total assets in U.S. micro-cap companies. This fund intends to increase the value of long-term capital growth.

**Oakmark Equity & Income Fund:** The Oakmark Equity & Income Fund invests primarily in a diversified portfolio of U.S. equity and fixed-income securities. The fund invests approximately 50-65% of its total assets in equity securities. This fund intends to provide high current income and preservation of capital.

**Royce Low Priced Stock Fund:** The Royce Low Price Stock Fund invests in both small-and micro cap companies that are trading for less than $20 per share at the time of purchase. The low-price stocks that make up this fund carry higher risks than the stocks of larger companies and thereby there is a potential of higher returns. This fund intends to provide long-term capital growth.

## NOTE 3: PARTICIPANT LOANS

Plan participants are permitted to borrow up to the lesser of 50% of their total vested account balance or a maximum of $50,000, reduced by the outstanding balance of all other loans the participant holds with the Plan, and further reduced by the excess (if any) of the highest outstanding balance of all loans from the Plan during the previous 12 months over the current outstanding balance of loans. Participants are limited to one residential loan and one nonresidential loan outstanding at one time. The interest rate for residential loans is based on the yield for the Federal Home Loan Mortgage Corporation 30-year mortgage commitment for a standard conventional fixed rate mortgage, plus 1%. The interest rate for nonresidential loans is the prime rate on corporate loans, plus 1%. The range of interest rates was 5.00% - 10.25% for nonresidential loans and 5.25% - 10.33% for residential loans for the year ended December 31, 2003. Loan repayment is made through after-tax semi-monthly payroll deductions over a period of up to 15 years for residential loans and five years for nonresidential loans. If a participant's employment terminates for any reason and the loan balance is not paid in full by the participant within the 60-day payment grace period, the loan balance will be defaulted and will become taxable income to the participant.

## NOTE 4: TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated October 5, 2001 that the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the Code). The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is in compliance with the applicable requirements of the Code. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

## NOTE 5: RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

# MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF DECEMBER 31, 2003

| | Shares or units | Cost | Market value |
|---|---|---|---|
| DESCRIPTION OF ASSETS: | | | |
| Microsoft Corporation Stock Fund | 33,959,218 | $ 588,159,650 | $ 929,463,791 |
| Fidelity Magellan Fund | 2,025,547 | 198,012,221 | 197,976,957 |
| Fidelity Growth Company Fund | 4,924,413 | 248,376,365 | 246,565,379 |
| Fidelity Retirement Money Market Portfolio | 97,205,367 | 97,205,367 | 97,205,367 |
| Fidelity Overseas Fund | 5,240,439 | 156,198,461 | 164,707,008 |
| Fidelity Intermediate Bond Fund | 8,244,072 | 85,713,810 | 87,881,803 |
| Fidelity Contrafund | 1,575,089 | 71,913,989 | 77,730,633 |
| PIMCO Total Return Fund (Inst) | 6,948,314 | 74,161,640 | 74,416,441 |
| Vanguard Value Index Fund (Inst) | 2,763,967 | 47,271,895 | 52,377,183 |
| Vanguard Inst Index Fund (Inst Plus) | 1,926,391 | 173,100,571 | 196,068,061 |
| Vanguard Growth Index Fund (Inst) | 573,046 | 12,259,753 | 14,280,300 |
| ING International Value Fund (Inst) | 602,354 | 8,642,971 | 9,101,568 |
| Artisan Mid Cap Fund | 2,858,768 | 63,490,746 | 73,699,050 |
| Fremont Institutional US Micro Cap Fund | 5,406,653 | 71,153,463 | 83,100,259 |
| Oakmark Equity & Income Fund | 6,181,502 | 124,004,721 | 136,116,675 |
| Royce Low Priced Stock Fund | 5,848,816 | 66,524,934 | 81,766,446 |
| Participant loans | | | 25,968,238 |
| | | $ 2,086,190,557 | $ 2,548,425,159 |

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-75243 of Microsoft Corporation on Form S-8 of our report dated June 15, 2004, appearing in the Form 11-K/A of the Microsoft Corporation Savings Plus 401(k) Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Seattle, Washington
July 8, 2004